THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901 (d)
                       OF REGULATION S-T


                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                           Schedule 13G

            Under the Securities Exchange Act of 1934
                     (Amendment No.    1   )*


                      Columbus Realty Trust
                         (Name of Issuer)

             Common Stock,Par Value $ .01 per share
                  (Title of Class of Securities)

                            199567108
                          (CUSIP Number)




     Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



          (Continued on the following page(s))
                       Page 1 of  5   Pages

CUSIP NO.   199567108

(1)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons:

     First Union Corporation            56-0898180

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)                 [ ]
     (b)                 [ ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization:

     North Carolina


Number of Shares Beneficially Owned by Each Reporting Person
with:
(5)  Sole Voting Power             458,433
(6)  Shared Voting Power            14,800
(7)  Sole Dispositive Power           458,100
(8)  Shared Dispositive Power          15,133

(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     473,233

(10) Check if the Aggregate Amount in Row 9 Excludes Certain
     Shares (See Instructions)

     [ ]

(11) Percent of Class Represented by Amount in Row 9

     3.624 % (based on   13,058,000   shares outstanding on
              12/31/96)

(12) Type of Reporting Person (See Instructions)

          First Union Corporation (HC)

                                                      Page 3 of 5
Item 1(a) Name of Issuer:

         Columbus Realty Trust

Item 1(b) Address of Issuer's Principal Executive Offices:

         15851 Dallas Parkway
         Suite 855
         Dallas, TX  75248

Item 2(a) Name of Person Filing:

         First Union Corporation

Item 2(b) Address of Principal Business Office:

         One First Union Center
         Charlotte, North Carolina 28288-0137

Item 2(c) Citizenship:

         North Carolina

Item 2(d) Title of Class of Securities:

         Common Stock, Par Value $ .01 per share

Item 2(e) CUSIP Number:

         199567108

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (g)[X]Parent Holding Company, in accordance with
            section 240.13d-1(b) (ii) (G)

Item 4      Ownership.

            (a)Amount Beneficially Owned:          473,233
            (b)Percent of Class:                    3.624%
            Number of shares as to which such person has:
            (i)sole power to vote or to direct the vote
                458,433
            (ii)shared power to vote or to direct the vote
                 14,800
            (iii)sole power to dispose or to direct the
              disposition of    458,100
            (iv)shared power to dispose or to direct the
              disposition of     15,133

Item 5      Ownership of Five Percent or Less of a Class.

            [X]

Item 6      Ownership of More Than Five Percent on Behalf of
            Another Person.

            Not applicable

Item 7      Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

            First Union Corporation (HC)          56-0898180

            First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under
            Item 3(g). The relevant subsidiaries are Evergreen Asset Management Group (IA), Lieber and Company (IA), and First Union National Bank Of Washington DC (BK). Evergreen Asset Management Group and Lieber and Company are investment advisors for mutual funds and other clients; the securities reported by these subsidiaries are beneficially owned by such mutual funds or other clients. The other First Union entity listed above holds the securities reported in a fiduciary capacity for its respective customers.


Item 8      Identification and Classification of Members of the
            Group.

            Not applicable

Item 9      Notice of Dissolution of Group.

            Not applicable

Item 10   Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                      Page 5 of 5
Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION

February 3, 1997
Date




Signature

Dorothy F. Crowe,  Assistant Vice President & Compliance Officer